UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Buyers United, Inc.
Name of Issuer

Common Stock, $0.0001 par value
Title of Class of Securities

124276106
CUSIP Number

Acceris Communications Inc.
(f/k/a I-Link Incorporated)
9775 Businesspark Avenue
San Diego, California 92131
(858) 547-5700

with copies to:
Ralph V. De Martino, Esquire
Dilworth Paxson LLP
1818 N Street, NW, Suite 400
Washington, D.C. 20036
(202) 452-0900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 15, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Acceris Communications Inc. (f/k/a I-Link Incorporated)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a)☐ (b)☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	SC, CO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	808,546

	8. SHARED VOTING POWER	—

	9. SOLE DISPOSITIVE POWER	808,546

	10. SHARED DISPOSITIVE POWER	—

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	808,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.22% of Common Stock

14.	TYPE OF REPORTING PERSON (See Instructions)	CO

Introductory Statement

     The previous disclosures set forth in Schedule 13D filed by Acceris Communications Inc. (f/k/a I-Link Incorporated), a Florida corporation (the “Reporting Person”), on May 20, 2003 (the “Original Filing”) are amended by this Amendment No. 1 to the Original Filing (the Amended Filing”). All capitalized items are given meanings assigned to such items in the Original Filing and documents filed therewith.

ITEM 1.	Security and Issuer.

No change from the Original Filing.

ITEM 2.	Identity and Background.

No change from the Original Filing.

ITEM 3.	Source and Amount of Funds or Other Consideration.

No change from the Original Filing.

ITEM 4.	Purpose of Transaction.

     The Amended Filing is being filed to restate and update the Reporting Person’s beneficial ownership of securities of the Issuer. Item 5 hereof contains such restated and updated description. Except as set forth in this Item 4 of the Amended Filing, there have been no changes from the Original Filing.

ITEM 5.        Interest in Securities of the Issuer.

     (a) and (b) The Reporting Person is the beneficial owner of 808,546 shares of Common Stock, or 6.22% of a total number of the Common Stock shares issued and outstanding as of March 15, 2004, for the purposes of the definition of “beneficial ownership” set forth in Rule 13d-3 promulgated under the Exchange Act, with respect to which shares the Reporting Person exercises sole voting and disposition powers. The Reporting Person has no shared voting or shared dispositive power over any securities of the Issuer except the shares of Common Stock described herein.

     (c)    As of March 9, 2004, the Reporting Person’s beneficially owned securities of the Issuer included: (i) 205,000 shares of the Series B Stock issued to the Reporting Person which number represents the number of shares of the Series B Stock issuable pursuant to Section 1.3 of the Asset Purchase Agreement, and included all 75,000 “earnout” shares calculated as set forth in Section 1.5 of the Asset Purchase Agreement. (the “earnout shares” were paid to the Reporting Person over the period of 14 months commencing January 1, 2003 at the rate of approximately 5,357 shares per month since no BP Event occurred during the 14-month period commencing January 1, 2003 as assessed on a monthly basis (the term “BP Event” refers to occurrence of certain events caused by or involving Big Planet, Inc., the Reporting Person’s wholesale customer, as such events are defined under the Asset Purchase Agreement); thus, the Reporting Person has “earned” the remaining 53,572 “earnout” shares, or 5,357 shares per month, for 10 months following May 1, 2003), (ii) 45,000 shares of the Series B Stock issued to the Reporting Person pursuant to Section 2 of a certain Software License Agreement, dated December 6, 2002 by and between the Issuer and the Reporting Person (the “Software License Agreement”) in consideration of the Reporting Person’s granting a non-exclusive perpetual license to the Issuer to make use of certain of the Reporting Person’s non-patent intellectual property, (iii) 50,000 shares of the Series B Stock issued to the Reporting Person pursuant to Section 2 of the Software License Agreement in consideration of the Reporting Person’s granting a non-exclusive perpetual license to the Issuer to make use of certain of the Reporting Person’s patents and patent rights for the purpose of providing enhanced telecommunications services to the Issuer’s customers, and (iv) 58,546 shares of Common Stock representing the total number of Common Stock shares paid to the Reporting Person as dividends on Series B Stock as of December 31, 2003. Thus, the total number of shares of the Issuer beneficially owned by the Reporting Person as of March 9, 2004 included 300,000 shares of Series B Stock and 58,546 shares of Common Stock.

     The conversion rate for the Series B Stock is five (5) shares of the Common Stock for each share of the Series B Stock. Thus, prior to the conversion and sale of a certain number of shares of Common Stock in a private placement of the Issuer’s securities described below, the Reporting Person beneficially held 1,558,546 shares of the Common Stock for the purposes of the definition of “beneficial ownership” set forth in Rule 13d-3 promulgated under the Exchange Act.

     On March 15, 2004, the Issuer completed a private placement of its securities to certain institutional and accredited investors, in which placement the Issuer sold 3,782,000 shares of Common Stock, at $2.30 per share, for a total of $8,698,000. In connection with this private placement, the Reporting Person converted all of its Series B Stock into 1,500,000 shares of Common Stock and sold 750,000 of such common shares to the investors in the private placement, also at $2.30 per share. The Issuer had 100,000,000 Common Stock shares authorized, of which 12,994,079 shares were issued and outstanding as of March 15, 2004. Subsequent to and as a result of the foregoing private placement, the Reporting Person now beneficially holds 808,546 Common Stock shares, or approximately 6.22% of the shares of Common Stock outstanding following completion of the private placement.

     (d) Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

     (e) Not applicable.

ITEM 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                       No change from the Original Filing.

ITEM 7.        Material To Be Filed As Exhibits.

                       No change from the Original Filing.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2004	Acceris Communications Inc., a Florida corporation (f/k/a Link Incorporated)

	By:	/s/ Stephen A. Weintraub

Name: Stephen A. Weintraub Title: Senior Vice President, Secretary